SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                                 FORM 11-K




(Mark one)

      [ X ] Annual Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [Fee Required]

For the fiscal year ended December 31, 1993

                                    or

      [   ] Transition Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [No Fee Required]

For the transition period from ________________ to _________________




Commission File Number 1-5057



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BOISE CASCADE CORPORATION
                       RETIREMENT SAVINGS PLAN (RSP)





B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BOISE CASCADE CORPORATION
                           One Jefferson Square
                                P.O. Box 50
                          Boise, Idaho 83728-0001

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
      Boise Cascade Corporation:


      We have audited the accompanying combined statements of participants' equity and net assets available for plan benefits of the Boise Cascade Corporation Retirement Savings Plan (RSP) as of December 31, 1993, 1992, and 1991, and the related combined statements of changes in participants' equity and net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of Boise Cascade Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Boise Cascade Corporation Retirement Savings Plan (RSP) as of December 31, 1993, 1992, and 1991, and the combined changes in participants' equity and net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, III, IV, and V are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and/or the Securities and Exchange Commission rules and regulations under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial state-ments and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





Boise, Idaho
April 15, 1994                                  ARTHUR ANDERSEN & CO.

BOISE CASCADE CORPORATION

RETIREMENT SAVINGS PLAN (RSP)

COMBINED STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS (Note 2)


                                                     December 31
                                            1993          1992         1991

Assets
  Investments, at current value
    (Note 1)                            $28,098,355  $17,091,900   $ 9,068,516
  Cash                                       10,359       10,247         2,285
  Short-term securities at cost,
    which approximates market               186,093      160,449        50,000
  Interest and dividends receivable          18,977       12,949         4,648
  Due from participants                       2,737          397            54
  Company contributions receivable              148          241          -
  Due from other of the Plan's funds           -          14,561           197
  Other                                         571         -             -
                                        ___________  ___________   ___________
                                         28,317,240   17,290,744     9,125,700
                                        ___________  ___________   ___________

Liabilities
  Due to participants                            83           65             7
  Due to Company                               -          22,803          -
  Due to other of the Plan's funds             -          14,561           197
  Accounts payable                             -            -           35,100
  Other                                       5,399        3,179         1,638
                                        ___________  ___________   ___________
                                              5,482       40,608        36,942
                                        ___________  ___________   ___________

Participants' equity and net assets
  available for plan benefits at
  end of the year                       $28,311,758  $17,250,136   $ 9,088,758

COMBINED STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS (Note 2)

                                                     December 31
                                            1993          1992         1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $   986,453  $   627,605   $   337,230
    Dividend income and mutual
      fund distributions                    894,377      162,482        87,264
  Contributions
    Participants' contributions           8,450,002    6,675,622     4,436,755
    Company contributions                 1,179,592    1,007,507       836,513
    Forfeitures (Note 1)                     (7,633)      (6,031)       (4,207)
  Appreciation (depreciation) of
    investments, net (Note 1)               (68,071)    (127,261)      389,085
  Amounts transferred from other
    plans (Note 1)                           90,501       65,409        43,279
  Payments to participants (Note 1)        (463,599)    (243,955)     (124,848)
                                        ___________  ___________   ___________

Increase in participants' equity
  and net assets                         11,061,622    8,161,378     6,001,071
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                17,250,136    9,088,758     3,087,687
                                        ___________  ___________   ___________
    End of the year                     $28,311,758  $17,250,136   $ 9,088,758

The accompanying notes are an integral part of these Financial Statements.

                         BOISE CASCADE CORPORATION

                       RETIREMENT SAVINGS PLAN (RSP)

                       NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PLAN DESCRIPTION.  The Boise Cascade Corporation Retirement Savings Plan
(RSP) (the "Plan") is a defined contribution plan and is administered by Boise Cascade Corporation. At December 31, 1993, 3,672 U.S. hourly employees who are covered by collective bargaining agreements and 69 former employees at selected locations of Boise Cascade Corporation, its U.S. subsidiaries, and certain affiliates (collectively the "Company") were participating in the Plan.

Participants who are employees of the Company may contribute to the Plan in whole percentages of their compensation for each pay period. The Company's contributions to the Plan and amounts that may be contributed by participants vary by covered locations. In addition, amounts that participants may contribute to the Plan are subject to limitations set forth in the Internal Revenue Code (the "Code").

The Plan provides that participants may contribute to the Plan in accordance with Section 401(k) of the Code. These participants defer income taxes by reducing their current taxable income for federal and most state income tax purposes by the amount of their contributions. The contributions, including associated net earnings on investments, become subject to taxation at the time the participant withdraws them from the Plan (see Note 3). Participants may also elect to contribute to the Plan without deferring income taxes on amounts contributed. Taxation of net earnings on such contributions is deferred until the earnings are distributed from the Plan. Participants may make pretax and after-tax contributions. Participants' contributions are recorded in either a "Before-Tax Contribution Account" or an "After-Tax Contribution Account" as appropriate.

INVESTMENTS. At December 31, 1993, the Plan had investment funds consisting of: a Fixed Income Fund that invests primarily in bank and insurance investment contracts that provide a fixed interest rate; a Diversified Common Stock Fund that invests primarily in mutual funds that invest in common stocks or securities that are convertible into common stocks; and a Boise Cascade Corporation Common Stock Fund that invests primarily in the Company's $2.50 par value common stock. Investments in these funds are made in accordance with guidelines in the Master Trust Agreement for Defined Contribution Plans between State Street Bank and Trust Company, as trustee, and the Company (the "Trust") and are apportioned among the funds as directed by each participant. The Plan also had a Participants' Loan Fund (see
Note 2).

The following table sets forth rates of return experienced by each of the Plan's funds for the periods indicated:

                                                 Year Ended December 31
                                            1993         1992         1991

Fixed Income Fund                           7.41%       8.30%         8.93%
Diversified Common Stock Fund               9.12       (4.35)        49.91
Boise Cascade Corporation
  Common Stock Fund                        14.19       (1.78)        (9.59)

The detail of the investments of each fund is as follows:

                                      Shares Held                    Current
                                      at the End      Cost of     Value at End
                                     of the Period   Each Item   of the Period
1993
Fixed Income Fund
  State Street Bank and Trust
    Company (Pooled Investments)                    $16,434,948   $16,434,948

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                         172,143     $ 3,913,220   $ 3,856,008
    Select Fund                          99,320       4,000,919     3,919,167
                                                    ___________   ___________
                                                    $ 7,914,139   $ 7,775,175

Boise Cascade Corporation
  Common Stock Fund                     124,608     $ 2,737,859   $ 2,928,288

Participants' Loan Fund                             $   959,944   $   959,944


1992
Fixed Income Fund
  State Street Bank and Trust
    Company (Pooled Investments)                    $10,450,589   $10,450,589

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                          91,860     $ 2,010,413   $ 2,237,709
    Select Fund                          57,376       2,239,050     2,221,599
                                                    ___________   ___________
                                                    $ 4,249,463   $ 4,459,308
Boise Cascade Corporation
  Common Stock Fund                      84,776     $ 1,839,748   $ 1,790,893

Participants' Loan Fund                             $   391,110   $   391,110


1991
Fixed Income Fund
  State Street Bank and Trust
    Company (Pooled Investments)                    $ 5,941,905   $ 5,941,905

Diversified Common Stock Fund
  Twentieth Century Investors, Inc.
    Growth Fund                          47,668     $   903,987   $ 1,231,256
    Select Fund                          26,846       1,027,411     1,138,275
                                                    ___________   ___________
                                                    $ 1,931,398   $ 2,369,531

Boise Cascade Corporation
  Common Stock Fund                      31,409     $   798,835   $   698,850

Participants' Loan Fund                             $    58,230   $    58,230


The following schedule sets forth the number of employee participants making contributions to the Plan's investment funds:

                                              Number of Employee Participants
                                            Making Contributions at December 31
Title of Fund                               1993           1992           1991

Fixed Income Fund                          1,614           1,460         1,125
Diversified Common Stock Fund                606             469           227
Boise Cascade Corporation Common
  Stock Fund                                 144             135            61
Participants contributing to more
  than one fund                            1,070             844           499
                                           _____           _____         _____
    Total                                  3,434           2,908         1,912

FORFEITURES.  Contributions that are made by participants are fully vested at the time they are made. Participants' interest in contributions that the Company has made on their behalf become vested at the earlier of the time the participant reaches age 65, or (pursuant to definitions in the Plan) the participant has made contributions to the Plan for 36 months, or has five
years of credited service with the Company.   Vesting also occurs upon the
death of the participant, if termination of employment occurs due to total disability, or if the Company terminates the Plan. Unvested amounts that have been forfeited will generally be restored to the participant if reemployment occurs within a five-year period, as defined by the Plan. Forfeited Company contributions are used to offset amounts that the Company will contribute to the Plan in the future.

PAYMENTS TO PARTICIPANTS. The Plan pays amounts due to participants who are withdrawing part or all of their interest in the Plan approximately 25 days after the end of the month during which the participant informs the Plan's administrator of his or her intention to make the withdrawal.

APPRECIATION (DEPRECIATION) OF INVESTMENTS. Appreciation (depreciation) of investments in the Diversified Common Stock Fund and the Boise Cascade Corporation Common Stock Fund are recognized based on quoted market prices. The cost of investments sold or distributed is based on average cost. The following table sets forth that portion of the total net appreciation (depreciation) that was realized through sale or distribution in each of these funds during the years ended December 31, 1993, 1992, and 1991:

                                                       Boise
                                                      Cascade
                                     Diversified    Corporation
                                       Common         Common
                                     Stock Fund     Stock Fund      Combined
1993
Current value                         $668,169       $ 50,860       $719,029
Average cost                           631,752         45,823        677,575
                                      ________       ________       ________
  Net appreciation realized           $ 36,417       $  5,037       $ 41,454

1992
Current value                         $783,481       $   -          $783,481
Average cost                           733,584           -           733,584
                                      ________       ________       ________
  Net appreciation realized           $ 49,897       $   -          $ 49,897

1991
Current value                         $137,669       $   -          $137,669
Average cost                           127,097           -           127,097
                                      ________       ________       ________
  Net appreciation realized           $ 10,572       $   -          $ 10,572

The changes in the unrealized portion of the net appreciation (depreciation) of investments during the years were as follows:

                                                       Boise
                                                      Cascade
                                     Diversified    Corporation
                                       Common         Common
                                     Stock Fund     Stock Fund      Combined

Balance at December 31, 1990         $ (34,887)      $ (5,478)      $(40,365)
  Unrealized net appreciation
    (depreciation)                     473,020        (94,507)       378,513
                                     _________       ________       ________
Balance at December 31, 1991           438,133        (99,985)       338,148
  Unrealized net appreciation
    (depreciation)                    (228,288)        51,130       (177,158)
                                     _________       ________       ________
Balance at December 31, 1992           209,845        (48,855)       160,990
  Unrealized net appreciation
    (depreciation)                    (348,809)       239,284       (109,525)
                                     _________       ________       ________
Balance at December 31, 1993         $(138,964)      $190,429       $ 51,465


EXPENSES. The Plan provides that all expenses of administration of the Plan may be paid out of the assets of the Plan. Expenses not paid by the Plan will be paid by the Company. In 1993, the Company paid all administration expenses of the Plan, except for brokerage fees and related taxes on security transactions. Investment management fees incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the years ended December 31, 1993, 1992, and 1991, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) benefit plans sponsored by previous employers into the Plan.

2.    LOANS TO PARTICIPANTS

Participants who have made contributions to the Plan pursuant to Code
Section 401(k) may, subject to the terms of the Plan, apply for loans from the Plan secured by such contributions. Such loans do not constitute withdrawals from the Plan. The "Investments, at current value" account in the Combined Statements of Participants' Equity and Net Assets Available for Plan Benefits at December 31, 1993, 1992, and 1991, included $959,944, $391,110, and $58,230 of outstanding loans to Plan participants. The interest rate charged on these loans was 7.5% for 1993, 8% for 1992, and 9% for 1991. Participant loans are reflected in the Combined Statements of Changes in Participants' Equity and Net Assets Available for Plan Benefits as follows:

                                                Year Ended December 31
                                         1993           1992          1991
Loans initiated, net of repayments
  and interest                         $524,965       $320,019      $ 53,846
Interest income                          50,317         17,386         2,356
Payments to participants                 (6,448)        (4,525)         -
                                       ________       ________      ________
Increase in participants' loans         568,834        332,880        56,202
Participants' loans:
  Beginning of the year                 391,110         58,230         2,028
                                       ________       ________      ________
  End of the year                      $959,944       $391,110      $ 58,230

3.    FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on May 1, 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
As so qualified, the Company is entitled, for federal income tax purposes, to deduct its contributions to the trust fund up to the maximum amount permitted by the Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Under the Plan, as so qualified, the Company understands that a participant is not subject to federal income tax on his or her share of employer contri-butions, the appreciation thereon, or the appreciation on the participant's contributions until these amounts are paid to the participant.

Schedule I                                                                                           EIN 82-01009
                                                                                                     Item 27(a)

                                                 BOISE CASCADE CORPORATION
                                               RETIREMENT SAVINGS PLAN (RSP)
                                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                     DECEMBER 31, 1993


                                               Description of Investment Including
Name of Issue, Borrower,                          Maturity Date, Rate of Interest,
Lessor, or Similar Party                        Collateral, Par, or Maturity Value            Cost       Current Value

FIXED INCOME FUND

  State Street Bank and Trust Company(1)           Pooled Investments                     $16,434,948     $16,434,948


DIVERSIFIED COMMON STOCK FUND

  Twentieth Century Investors, Inc.                Growth Fund, 172,143 shares            $ 3,913,220     $ 3,856,008
                                                   Select Fund, 99,320 shares               4,000,919       3,919,167
                                                                                          $ 7,914,139     $ 7,775,175


BOISE CASCADE CORPORATION COMMON STOCK FUND

  Boise Cascade Corporation(1)                     Boise Cascade Corporation
                                                     Common Stock, 124,608 shares         $ 2,737,859     $ 2,928,288

  State Street Bank and Trust Company(1)           Short-Term Investment Fund,
                                                     due dates and interest rates
                                                     variable                             $   186,093     $   186,093


PARTICIPANTS' LOAN FUND

  Boise Cascade Corporation(1)                     Loans to plan participants,
                                                     due dates variable,
                                                     7.5% interest rate                   $   959,944     $   959,944

(1)Known party-in-interest.

BOISE CASCADE CORPORATION                                        EIN 82-01009

RETIREMENT SAVINGS PLAN (RSP)
FIXED INCOME FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                     December 31
                                            1993          1992         1991

Assets
  Investments, at current value         $16,434,948  $10,450,589   $ 5,941,905
  Cash                                        8,936        5,228         2,245
  Due from participants                         594          368            54
  Company contributions receivable               44         -             -
  Due from other of the Plan's funds           -             115           197
  Other                                         571         -             -
                                        ___________  ___________   ___________
                                         16,445,093   10,456,300     5,944,401
                                        ___________  ___________   ___________

Liabilities
  Due to participants                            83           65             7
  Due to other of the Plan's funds             -          14,442          -
  Due to Company                               -          13,323          -
  Other                                       5,049        3,074         1,638
                                        ___________  ___________   ___________
                                              5,132       30,904         1,645
                                        ___________  ___________   ___________

Participants' equity and net assets
  available for plan benefits at
  end of the year                       $16,439,961  $10,425,396   $ 5,942,756


SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     December 31
                                            1993          1992         1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $   932,984  $   607,681   $   332,685
  Contributions
    Participants' contributions           4,884,328    3,903,760     3,040,999
    Company contributions                   780,021      672,592       613,005
    Forfeitures                              (5,385)      (4,151)       (2,092)
  Transfers between funds                    49,071     (341,401)     (149,911)
  Amounts transferred from other
    plans                                    63,131       21,628        35,129
  Loans initiated, net of repayments
    and interest                           (368,871)    (210,513)      (35,285)
  Payments to participants                 (320,714)    (166,956)      (99,899)
                                        ___________  ___________   ___________

Increase in participants' equity
  and net assets                          6,014,565    4,482,640     3,734,631
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                10,425,396    5,942,756     2,208,125
                                        ___________  ___________   ___________
    End of the year                     $16,439,961  $10,425,396   $ 5,942,756

BOISE CASCADE CORPORATION                                       EIN 82-01009

RETIREMENT SAVINGS PLAN (RSP)
DIVERSIFIED COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $7,775,175   $4,459,308    $2,369,531
  Cash                                        1,368        2,509          -
  Due from participants                       1,637            4          -
  Company contributions receivable               98          202          -
  Due from other of the Plan's funds           -          14,446          -
                                         __________   __________    __________
                                          7,778,278    4,476,469     2,369,531
                                         __________   __________    __________

Liabilities
  Due to Company                               -           7,393          -
  Due to other of the Plan's funds             -            -              197
  Other                                        -              72          -
                                         __________   __________    __________
                                               -           7,465           197
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $7,778,278   $4,469,004    $2,369,334

SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                Year Ended December 31
                                            1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Dividend income and mutual
      fund distributions                 $  828,199   $  126,182    $   62,987
  Contributions
    Participants' contributions           2,691,538    2,180,569       992,533
    Company contributions                   309,760      266,556       168,216
    Forfeitures                              (1,308)      (1,798)       (1,972)
  Appreciation (depreciation) of
    investments, net                       (312,392)    (178,391)      483,592
  Transfers between funds                   (21,790)    (195,259)       64,339
  Amounts transferred from other plans       27,057       31,469           822
  Loans initiated, net of repayments
    and interest                           (107,803)     (86,446)       (9,128)
  Payments to participants                 (103,987)     (43,212)      (19,941)
                                         __________    _________     _________

Increase in participants' equity
  and net assets                          3,309,274    2,099,670     1,741,448
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                 4,469,004    2,369,334       627,886
                                         __________   __________    __________
    End of the year                      $7,778,278   $4,469,004    $2,369,334

BOISE CASCADE CORPORATION                                       EIN 82-01009

RETIREMENT SAVINGS PLAN (RSP)
BOISE CASCADE CORPORATION COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $2,928,288   $1,790,893    $  698,850
  Cash                                           55        2,510            40
  Short-term securities at cost,
    which approximates market               186,093      160,449        50,000
  Interest and dividends receivable          18,977       12,949         4,648
  Due from participants                         506           25          -
  Company contributions receivable                6           39          -
                                         __________   __________    __________
                                          3,133,925    1,966,865       753,538
                                         __________   __________    __________

Liabilities
  Due to Company                               -           2,087          -
  Due to other of the Plan's funds             -             119          -
  Accounts payable                             -            -           35,100
  Other                                         350           33          -
                                         __________   __________    __________
                                                350        2,239        35,100
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $3,133,575   $1,964,626    $  718,438



SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                Year Ended December 31
                                            1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Dividend income                      $   66,178   $   36,300    $   24,277
    Interest income                           3,152        2,538         2,189
  Contributions
    Participants' contributions             874,136      591,293       403,223
    Company contributions                    89,811       68,359        55,292
    Forfeitures                                (940)         (82)         (143)
  Appreciation (depreciation) of
    investments, net                        244,321       51,130       (94,507)
  Transfers between funds                   (27,281)     536,660        85,572
  Amounts transferred from other plans          313       12,312         7,328
  Loans initiated, net of repayments
    and interest                            (48,291)     (23,060)       (9,433)
  Payments to participants                  (32,450)     (29,262)       (5,008)
                                         __________   __________    __________

Increase in participants' equity
  and net assets                          1,168,949    1,246,188       468,790
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                 1,964,626      718,438       249,648
                                         __________   __________    __________
    End of the year                      $3,133,575   $1,964,626    $  718,438

Schedule IV                                            BOISE CASCADE CORPORATION                                  EIN 82-01009
                                                     RETIREMENT SAVINGS PLAN (RSP)                                Item 27(d)
                                                  SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1993

                           Description of                              Total            Expense                  Current
                           Asset (Include                    Total    Dollar           Incurred                 Value of
                        Interest Rate and      Number       Dollar     Value               with                 Asset on
   Identity of                Maturity in   of Trans-     Value of  of Sales    Lease    Trans-     Cost of  Transaction    Net Gain
Party Involved              Case of Loan)     actions    Purchases     Price   Rental    action       Asset         Date   or (Loss)

State Street           State Street
  Bank and Trust         Short-Term
  Company (1)            Investment Fund,
                         interest rates and
                         due dates variable      44     $1,186,579  $    -   $    -    $   -     $1,186,579   $1,186,579 $    -

State Street           State Street
  Bank and Trust         Short-Term
  Company (1)            Investment Fund,
                         interest rates and
                         due dates variable      28           -     1,160,935     -        -      1,160,935    1,160,935      -

Twentieth Century      92,743 shares of
  Investors, Inc.        Growth Fund             34      2,182,193       -        -        -      2,182,193    2,182,193      -

Twentieth Century      12,460 shares of
  Investors, Inc.        Growth Fund             21           -       299,168     -        -        279,386      299,168    19,782

Twentieth Century      50,880 shares of
  Investors, Inc.        Select Fund             34      2,114,235       -        -        -      2,114,235    2,114,235      -

Twentieth Century      8,936 shares of
  Investors, Inc.        Select Fund             21           -       369,001     -        -        352,366      369,001    16,635

Boise Cascade          41,932 shares of
  Corporation (1)        Boise Cascade
                         Corporation Common
                         Stock                    8        943,935       -        -        -        943,935      943,935      -

Boise Cascade          2,100 shares of
  Corporation (1)        Boise Cascade
                         Corporation Common
                         Stock                    1           -        50,860                        45,823       50,860     5,037
(1) Known party-in-interest.

BOISE CASCADE CORPORATION
RETIREMENT SAVINGS PLAN (RSP)
SCHEDULE V
                      SCHEDULE OF THE PLAN'S ACTIVITY IN
                    THE STATE STREET BANK AND TRUST COMPANY
                             (POOLED INVESTMENTS)

                                                          Year Ended
                                                       December 31, 1993
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at beginning of the year                   $ 10,450,589
                                                          ____________

    Investments                                              6,049,881

    Withdrawals                                             (1,013,189)

    Proportionate share of the interest income earned
      on investments                                           947,667
                                                          ____________
                                                             5,984,359
                                                          ____________
Plan's proportionate share in the net investments
  of the State Street Bank and Trust Company (Pooled
  Investments) at end of the year                         $ 16,434,948


The following is a summary of the assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) and the Plan's proportionate share in the net assets available:

                                                       December 31, 1993

Cash and cash equivalents                                 $ 11,383,916

Fixed income securities                                    304,503,974

Accrued interest                                             1,891,890
                                                          ____________
                                                          $317,779,780

Plan's proportionate share in net assets available        $ 16,434,948

Changes in assets and liabilities of the State Street Bank and Trust Company (Pooled Investments) are as follows:
                                                          Year Ended
                                                       December 31, 1993

Balance at beginning of the year                          $236,810,280
                                                          ____________

Amounts purchased by participating plans                    82,998,114

Amounts withdrawn by participating plans                   (23,893,523)
                                                          ____________

  Net amounts purchased by participating plans              59,104,591

Interest income                                             21,864,909
                                                          ____________

Balance at end of the year                                $317,779,780

                               SIGNATURES


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       BOISE CASCADE CORPORATION
                                       RETIREMENT SAVINGS PLAN (RSP)



Date:  June 15, 1994                   By /s/ J.M. Gwartney
                                           J.M. Gwartney
                                           Chairman of the
                                           Retirement Committee

                        BOISE CASCADE CORPORATION

                             INDEX TO EXHIBIT
                           Filed with the Report
                           on Form 11-K for the
                       Year Ended December 31, 1993


Reference                Description                         Page Number (1)

Exhibit A                   Consent of Independent Public            16
                            Accountants Dated June 15, 1994



(1) This material appears only in the manually signed original of the report on Form 11-K.

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incor-poration of our report dated April 15, 1994, included in this Form 11-K for the year ended December 31, 1993, into the Company's previously filed registration statement on Form S-8 (File No. 33-31642).



                                       ARTHUR ANDERSEN & CO.

Boise, Idaho
June 15, 1994